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                          May 3, 2022

       Natasha R. Luddington
       Chief Legal Officer and Corporate Secretary
       Fulton Financial Corporation
       One Penn Square
       P.O. Box 4887
       Lancaster, PA 17604

                                                        Re: Fulton Financial
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed April 21,
2022
                                                            File No. 333-264399

       Dear Ms. Luddington:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance